Mail Stop 3561

February 12, 2009

Mr. William G. Barker, III, Chief Financial Officer
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

> **Re:** **Federal Signal Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 27, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed October 31, 2008**
> **File No. 001-06003**

Dear Mr. Barker:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief